# SEC Schedule 13G — Beneficial ownership report by passive or exempt holders of more than 5% of a class (short form)

Issuer: RELIABILITY INC, CIK 0000034285
CUSIP: 759903107
Title of class of securities: Common Stock
Address of issuer's principal executive offices: 22505 Gateway Center Drive,, P.O. Box 71, Clarksburg, Maryland (MD), 20871
Date of event which requires filing of this statement: 03/20/2026
Filed pursuant to Rule 13d-1(d)
Filed by CIK 0001387783

## Reporting persons
- Reid H. Drescher: type of reporting person: individual (IN); citizenship or place of organization: United States (X1); sole voting power 700,000; shared voting power 8,575,575; sole dispositive power 700,000; shared dispositive power 8,575,575; aggregate amount beneficially owned 9,275,575 (19.86% of the class)
- Spencer Clarke Management LLC: type of reporting person: other (OO); citizenship or place of organization: Delaware (DE); sole voting power 0; shared voting power 9,275,575; sole dispositive power 0; shared dispositive power 9,275,575; aggregate amount beneficially owned 9,275,575 (19.86% of the class)
- Gateway Privileged Investing LLC: type of reporting person: other (OO); citizenship or place of organization: Delaware (DE); sole voting power 0; shared voting power 9,275,575; sole dispositive power 0; shared dispositive power 9,275,575; aggregate amount beneficially owned 9,275,575 (19.86% of the class)

## Item 1. Issuer
Name of issuer: RELIABILITY INC
Address of issuer's principal executive offices: 22505 Gateway Center Drive, P.O. Box 71, Clarksburg, MD 20871.

## Item 2. Person Filing
Name of person filing: Reid H. Drescher; Spencer Clarke Management LLC; Gateway Privileged Investing LLC
Address of principal business office or, if none, residence: 1801 N.E. 123rd St. Suite 314 North Miami, Florida 33181
Citizenship:
Reid H. Drescher: United States;

Spencer Clarke Management LLC: Delaware LLC;

Gateway Privileged Investing LLC: Delaware LLC

## Item 3. If this statement is filed pursuant to Rules 13d-1(b) or 13d-2(b) or (c), type of person filing
Not applicable.

## Item 4. Ownership
Amount beneficially owned: 9,275,575 shares
Percent of class: 19.86%
Sole power to vote or to direct the vote: 700,000
Shared power to vote or to direct the vote: 8,575,575
Sole power to dispose or to direct the disposition: 700,000
Shared power to dispose or to direct the disposition:
8,575,575

The percentage reported in Item 4(b) and Row 11 of the cover page is calculated based on 46,707,790 shares of Common Stock outstanding as of April 2, 2026, as reported by the Issuer in its Current Report on Form 8-K. The Reporting Persons did not acquire any shares of Common Stock in connection with the event described on the cover page of this Schedule 13G, and the number of shares of Common Stock beneficially owned by the Reporting Persons did not change as a result of such event. The Reporting Persons' beneficial ownership exceeded five percent of the outstanding Common Stock solely as a result of a reduction in the Issuer's outstanding shares of Common Stock pursuant to a Settlement Agreement and General Mutual Release dated February 16, 2026 between the Issuer and the Vivos Parties (as defined in the Issuer's Current Report on Form 8-K). On March 20, 2026, the Circuit Court for Montgomery County, Maryland granted the Issuer's motion to enter a consent judgment in connection with the Settlement Agreement, pursuant to which an aggregate of 253,292,210 shares of Common Stock were transferred from the Vivos Parties to the Issuer and are no longer outstanding.

## Item 5. Ownership of 5 Percent or Less of a Class
Not applicable.

## Item 6. Ownership of More than 5 Percent on Behalf of Another Person
Ownership of more than 5 percent on behalf of another person:
The securities reported herein are held across multiple accounts, including:

Spencer Clarke Management LLC - 4,080,575 shares

Gateway Privileged Investing LLC - 4,495,000 shares

Reid H. Drescher Roth IRA (held at Fidelity; custodian: FMTC) - 700,000 shares

Reid H. Drescher controls the voting and dispositive power of the foregoing entities and directs investment decisions for the Roth IRA account, Gateway Privileged Investing LLC and Spencer Clarke Management LLC.

## Item 7. Identification and Classification of the Subsidiary Which Acquired the Security Being Reported on by the Parent Holding Company or Control Person
Not applicable.

## Item 8. Identification and Classification of Members of the Group
Identification and classification of members of the group: The Reporting Persons are not members of a "group" within the meaning of Section 13(d)(3) of the Exchange Act.

## Item 9. Notice of Dissolution of Group
Not applicable.

## Item 10. Certifications
Certification: By signing below I certify that, to the best of my knowledge and belief, the securities referred to above were acquired and are held in the ordinary course of business and were not acquired and are not held for the purpose of or with the effect of changing or influencing the control of the issuer of the securities and were not acquired and are not held in connection with or as a participant in any transaction having that purpose or effect, other than activities solely in connection with a nomination under ?? 240.14a-11.

## Signatures
- Reid H. Drescher: /s/ Reid H. Drescher, Reid H. Drescher (04/29/2026)
- Spencer Clarke Management LLC: /s/ Reid H. Drescher, Reid H. Drescher, Manager (04/29/2026)
- Gateway Privileged Investing LLC: /s/ Reid H. Drescher, Reid H. Drescher, Manager (04/29/2026)